Exhibit 99.1

Regulated Information

Celyad Oncology Reports Half Year 2020 Financial Results and Second Quarter Business Highlights

August 6, 2020 10:00 p.m. CEST

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Interim analysis from alloSHRINK Phase 1 trial demonstrated mPFS of 3.9 months for mCRC patients with MSS disease treated with CYAD-101 following FOLFOX preconditioning; expansion cohort of alloSHRINK trial on-track to begin by fourth quarter 2020

•	Phase 1 dose-escalation trial for lead shRNA-based allogeneic CAR T candidate, CYAD-211, for r/r MM on-track to initiate by year-end 2020

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r/r AML and MDS franchise update: Initial results from CYCLE-1 trial compared to DEPLETHINK trial leads to prioritization of CYAD-02 over CYAD-01 following preconditioning chemotherapy; CYAD-01 continues to progress in THINK trial expansion segment; additional data from r/r AML and MDS programs are expected by year-end 2020

•	Conference call and webcast scheduled for August 7 at 2:00 p.m. CEST / 8:00 a.m. EDT

Mont-Saint-Guibert, Belgium – Celyad Oncology SA (Euronext & Nasdaq: CYAD), a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today announced its consolidated financial results for the first half of 2020 and provided its second quarter business update.

“In the first half of 2020, we’ve further strengthened our position as a leading innovator in the development of CAR T therapies for cancer with a steady stream of clinical and preclinical data across our development pipeline and technology platforms. The advancement of our allogeneic programs, including additional data we recently provided from the Phase 1 alloSHRINK trial evaluating CYAD-101 for the treatment of metastatic colorectal cancer, as well as our next-generation, non-gene edited CYAD-200 series of CAR T candidates, led by CYAD-211, for the treatment of multiple myeloma, supports our commitment to delivering next-generation CAR T candidates for the treatment of cancer,” commented Filippo Petti, Chief Executive Officer of Celyad Oncology. “Our team is very excited by the significant progress we continue to make across our programs and has worked tirelessly throughout the COVID-19 pandemic to keep our programs on track to provide several clinical updates in the second half of 2020.”

Second Quarter 2020 and Recent Business Highlights

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Reported updates from the Company’s allogeneic CAR T franchise, including additional data from the Phase 1 alloSHRINK trial evaluating CYAD-101 for the treatment of metastatic colorectal cancer (mCRC) and its short hairpin RNA (shRNA) platform underpinning the next-generation, non-gene edited CYAD-200 series of CAR T candidates

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Announced that the U.S. Food and Drug Administration (FDA) accepted the Investigational New Drug (IND) application for CYAD-211 and permitted it to go into effect for the treatment of relapsed or refractory multiple myeloma (r/r MM)

•	Granted four additional patents associated with the Company’s allogeneic CAR T patent estate

•	Awarded €3.3 million in non-dilutive funding from the Walloon Region of Belgium associated with CYAD-101

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Launched the Company’s corporate rebranding, including changing its name to Celyad Oncology. The new name highlights the Company’s significant progress with its next-generation CAR T programs and emphasizes its commitment to cancer patients

Update on Clinical and Preclinical Programs

CYAD-101 – Allogeneic TIM-based, NKG2D CAR T for Refractory Metastatic Colorectal Cancer with Microsatellite Stable Disease

Celyad Oncology’s first-in-class, non-gene edited clinical candidate CYAD-101, which co-express NKG2D and the novel inhibitory peptide TIM (TCR Inhibitory Molecule), continues to advance in the alloSHRINK Phase 1 trial for the treatment of mCRC. During the American Society of Oncology (ASCO) Virtual Scientific Program, the Company presented data from the first fifteen patients enrolled in the ongoing alloSHRINK trial assessing safety and clinical activity of CYAD-101 administered following FOLFOX chemotherapy in refractory patients with advanced mCRC with microsatellite stable (MSS) disease:

•	Treatment with CYAD-101 was well-tolerated, with no clinical evidence of Graft-versus-Host Disease (GvHD) observed

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In addition, anti-tumor activity was observed in the trial with two patients who achieved a confirmed partial response (PR), according to RECIST 1.1 criteria, and nine patients who achieved stable disease (SD), including two patients with SD through six months

•	Recent analysis of the dose-escalation segment of the alloSHRINK trial showed median progression free survival (mPFS) was 3.9 months for patients treated with CYAD-101 following FOLFOX chemotherapy

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No correlation was observed between clinical responses and the degree of human leukocyte antigen (HLA) matching between patients and CYAD-101 donor cells, indicating that CYAD-101 can be used in a broad patient population regardless of the HLA haplotype

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

The expansion cohort of the alloSHRINK trial will evaluate CYAD-101 following FOLFIRI preconditioning chemotherapy in refractory mCRC patients with MSS disease, at the recommended dose of one billion cells per infusion. Enrollment in the expansion cohort of the study is expected to begin during the fourth quarter of 2020.

CYAD-211 – Allogeneic shRNA-based, BCMA CAR T for Relapsed or Refractory Multiple Myeloma

CYAD-211 is the lead program from the Company’s CYAD-200 series of proprietary non-gene edited allogeneic short hairpin (shRNA)-based CAR T candidates. CYAD-211 is engineered to co-express a BCMA-targeting chimeric antigen receptor and a single shRNA, which interferes with the expression of the CD3z component of the T-cell receptor (TCR) complex. In July 2020, the IND application for CYAD-211 went into effect with the FDA, and the Company plans to initiate the Phase 1 IMMUNICITY trial evaluating CYAD-211 following preconditioning chemotherapy in r/r MM by year-end 2020.

CYAD-01 – Autologous NKG2D CAR T for Relapsed or Refractory Acute Myeloid Leukemia and Myelodysplastic Syndrome

The Company’s first-in-class NKG2D CAR T clinical candidate CYAD-01 continues to advance in the ongoing Phase 1 THINK trial for the treatment of patients with relapsed or refractory acute myeloid leukemia (r/r AML) and myelodysplastic syndrome (MDS). Based on preliminary clinical activity data from the dose-escalation Phase 1 DEPLETHINK trial, the Company has deprioritized the trial and stopped enrollment. The Company expects to announce preliminary data from CYAD-01 produced with the OptimAb manufacturing process from the expansion cohort of the Phase 1 THINK trial by year-end 2020.

CYAD-02 – Autologous NKG2D CAR T for Relapsed or Refractory Acute Myeloid Leukemia and Myelodysplastic Syndrome

In January 2020, the Company announced that the first patient was dosed in the Phase 1 dose-escalation CYCLE-1 trial evaluating CYAD-02 for the treatment of r/r AML and MDS. In July 2020, the Company began enrollment in the third dose cohort of the trial. The CYCLE-1 trial is assessing the safety and clinical activity of a single infusion of CYAD-02 produced with the OptimAb manufacturing process following preconditioning chemotherapy with cyclophosphamide and fludarabine. Preliminary data from CYCLE-1 trial are expected by year-end 2020.

Upcoming Milestones

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Plan to begin enrollment in the expansion cohort of the Phase 1 alloSHRINK trial evaluating CYAD-101 following FOLFIRI preconditioning chemotherapy in refractory mCRC patients with MSS disease during the fourth quarter of 2020

•	Report additional data from the CYAD-01 program in r/r AML and MDS, including the dose-expansion cohort of the Phase 1 THINK trial by year-end 2020

•	Report preliminary data from the dose-escalation Phase 1 CYCLE-1 trial evaluating CYAD-02 in r/r AML and MDS by year-end 2020

•	Expect to initiate the dose-escalation Phase 1 trial evaluating CYAD-211 in r/r MM by year-end quarter 2020

COVID-19 Update

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of our half year report, Belgium and United States, where the Company operates, continues to be impacted by the pandemic. The length or severity of this pandemic cannot be predicted, but the Company anticipates that there may be an additional impact from a prolonged COVID-19 environment on the planned development activities of the Company.

To date, COVID-19 has had no impact on the Company’s financial statements and corporate cash flow, and the Company expects that its existing treasury position will be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements into third quarter 2021.

As previously disclosed, the coronavirus pandemic has led to enrollment delays in the Company’s Phase 1 clinical trials within its relapsed/refractory acute myeloid leukemia and myelodysplastic syndromes program. Principally, for several weeks between March and April 2020, the Company experienced a delay in enrollment in the CYAD-01 THINK and DEPLETHINK trials as multiple clinical trial sites, both in Belgium and the United States, paused activities associated with new patient enrollment to prioritize resources to patients with COVID-19. By the end of the second quarter, recruitment in the CYAD-01 THINK and DEPLETHINK trials had recovered. In comparison, enrollment in the CYAD-02 CYCLE-1 dose-escalation trial was less affected by the coronavirus pandemic, partially due to the staggered enrollment associated with the trial.

Operations and timelines associated with the Company’s allogeneic programs, CYAD-101 and CYAD-211, have been insignificantly impacted by the coronavirus pandemic given activities over the first half of 2020 were primarily focused on non-clinical workstreams, including the technology transfer of CYAD-101 into its manufacturing facility in Mont-Saint-Guibert, Belgium and the submission of the IND application for CYAD-211, which in July 2020, the Company announced that the IND application for CYAD-211 is in effect with the FDA.

The long-term impact of COVID-19 on the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted, including a potential second wave of the pandemic, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among other things, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its business, results of operations and financial condition.

Second Quarter 2020 Financial Review

Key financial figures for half year 2020, compared with half year 2019, are summarized below:

Selected key financial figures (€ millions)	Half Year 30 June 2020	Half Year 30 June 2019	Full Year 31 December 2019
Revenue	—	—	—
Research and development expenses	(11.1)	(12.7)	(25.2)
General and administrative expenses	(4.8)	(4.5)	(9.1)
Other income/(expenses)	(0.6)	1.3	(5.4)
Operating loss	(16.6)	(15.9)	(28.9)
Loss for the period/year	(16.6)	(16.0)	(28.6)
Net cash used in operations	(14.6)	(16.1)	(28.2)
Treasury position	26.7	33.7	39.3

The Company’s license and collaboration agreements generated nominal revenue in the first half of 2020 similar to first half 2019.

Research and Development expenses were €11.1 million for the first half of 2020, compared to €12.7 million for the first half of 2019. The €1.6 million decrease was primarily driven by lower preclinical and process development expenses and decreased clinical costs associated with the autologous r/r AML and MDS franchise.

General and Administrative expenses were €4.8 million for the first half of 2020, compared to €4.5 million for the first half of 2019. The difference of €0.3 million was primarily due to increased insurance costs for the period.

The Company’s other income/other expenses mainly include non-cash expenses relating to contingent consideration liability reassessment required by International Financial Reporting Standards (IFRS), with the liability mainly associated with the advancement in the Company’s NKG2D-based CAR T candidates. Overall, the Company posted a €0.6 million in other expenses for the first half of 2020 compared to a net other income of €1.3 million for the first half of 2019. The net other loss for the first half of 2020 is primarily due to the fair value adjustment related to a €2.4 million expense on the contingent consideration and other financial liabilities partially compensated by additional grant income from the Walloon Region of €1.6 million during the period.

Net loss was €16.6 million, or €(1.19) per share, for the first half of 2020 compared to a net loss of €16.0 million, or €(1.34) per share, for the same period of 2019. The increase in net loss between periods was primarily due to the decrease in net other income. Net cash used in operations, which excludes non-cash effects, was €14.6 million for the first half of 2020, compared to €16.1 million for the first half 2019. The difference was driven primarily by a decrease in spend associated with Research and Development as described above.

As of June 30, 2020, Celyad Oncology had a treasury position of approximately €26.7 million ($30.0 million). The Company expects that the existing treasury position will be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements into the third quarter of 2021.

Update on New Funding from the Walloon Region of Belgium

In July 2020, the Company was awarded €3.3 million in non-dilutive funding in the form of recoverable cash advances by the Walloon Region associated with Company’s lead allogenic CAR T candidate CYAD-101. The regional funding will help support the development of CYAD-101 for the treatment of mCRC, including the launch of the expansion segment of the ongoing alloSHRINK trial. The funding for technological innovation received on behalf of the Walloon Region was approved by Mr. Willy Borsus, Vice President of Wallonia, Minister of Economy, Foreign Trade, Research and Innovation, Digital, Agriculture and Territorial Development. Under the applicable conditions, the recoverable cash advance is reimbursable over the economic life of the projects. Thirty percent is refundable based on a fixed reimbursement schedule of 20 years, while the balance is refunded under the form of royalties over the same period.

Celyad Oncology First Half 2020 Conference Call Details

Date: Friday, August 7, 2020

Time: 2 p.m. CEST / 8 a.m. EDT

Conference ID: 13706543

Dial-in: +1 201 493 6784 (International), +1 877 407 9208 (United States) or +32 (0) 800 739 04 (Belgium)

Additionally, investors can use the Live Event Call me™ Link (Available 15 minutes prior to start time for participant entry) if they wish to have the conference call provider to dial out to them directly to access the live call. If you wish to take advantage of this service, please click on this link, and fill in the information, and then press the green phone button at the bottom.

The conference call will be webcast live and archived within the “Events” section of the Celyad Oncology website.

About Celyad Oncology

Celyad Oncology is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell(CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include statements regarding: the timing of the expansion cohort of Phase 1 alloSHRINK trial, the timing of the Phase 1 dose-escalation trial for CYAD-211 , the expected receipt of clinical data from the autologous r/r AML and MDS franchise, the expected receipt of clinical data from the CYCLE-1 year-end 2020, the sufficiency of Celyad Oncology’s cash position to fund operations into the third quarter of 2021, the safety and clinical activity of Celyad Oncology’s pipelines and financial condition, results of operation and business outlook. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty includes the expected date of the Phase 1 trials initiations by year-end 2020, our development of additional shRNA-based allogenic candidates from our CYAD-200 series towards clinical trial, and the duration and severity of the COVID-19 pandemic and government measures implemented in response thereto. A further list and description of these risks, uncertainties and other risks can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on March 25, 2020 and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor and Media Contacts:

Alexandrine Hazard

Communications & Investor Relations Associate

Celyad Oncology

investors@celyad.com

Daniel Ferry

Managing Director

LifeSci Advisors, LLC

daniel@lifesciadvisors.com

Source: Celyad Oncology SA